Quarterly Earnings Release                                                  February 27, 2007
4Q06

Operating Income and Net Income increased 8.2% and 29.5%, respectively

Financial Highlights:
(All figures are expressed in millions of pesos as of December 31, 2006. Variations presented compare the period with the same period in 2005, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)
  Fourth quarter sales totaled $6,593.20 million
  Gross profit declined 3.97%
  Gross margin closed the quarter at 11.37%
  Fourth quarter operating expenses declined 14.46%
  Operating expenses as a percentage of sales decreased by 87 b.p.
  Fourth quarter operating income increased 8.18%
  Operating margin rose in the quarter by 49 b.p. to 5.94%
  Quarterly tax provisions increased 85.60%
  Fourth quarter net income amounted to $395.34 million, a 29.45% increase
  Company’s cash position at the close of the quarter was of $616.38 million

Mexico City, February 27, 2007. Grupo Casa Saba (“Saba”, “GCS”, “the company” o “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2006.

QUARTERLY RESULTS

NET SALES

During the fourth quarter of 2006, Grupo Casa Saba sales decreased 0.83% when compared to the same 2005 quarter. The decline mainly reflects a high comparison base for Private Pharma sales and lower sales to the government, as well as health and beauty products. It’s worth mentioning that during 2005’s fourth quarter, and particularly during month of December that year, special season sales took place and triggered a double-digit growth in the period. In December 2006, the Private Pharma market did not offer the same conditions to reach the sales volumes registered in 2005, affecting the growth rate of our main division, Private Pharma.

Sales of Publications and Food Products rose 12.48% and 8.33%, respectively. The increases reflect a good acceptance of our catalogs of products in the different markets where we operate.

SALES BY DIVISION

PRIVATE PHARMA

During 2006’s fourth quarter sales in our Private Pharma divisions rose 0.90%. This modest growth reflects a high comparison base, particularly in December. Special end of season sales in the last month of 2006 could not match those of 2005, as the market for private pharmaceuticals did not offer the conditions to reach December 2005 sales.

Even when December was a difficult month in terms of comparison for this division, the positive performance of the national private pharmaceuticals market in terms of values, allowed quarter sales to reach $5,616.53 million, while its percentage to total sales increased to 85.19% in 4Q06 from 83.73% in 4Q05.

GOVERNMENT PHARMA

Sales of our Government Pharma division, which include sales to government institutions, whether federal or state, decreased 26.59%, as sales to Petróleos Mexicanos (PEMEX) declined. Lower sales to PEMEX stem from an internal modification applied by the institution to their subrogation scheme of pharmaceutical products.

With sales decreasing, the percentage to total sales of this division also declined from 4.63% in 4Q05 to 3.43% in 4Q06.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Mainly as a result of lower sales of health and beauty products, sales from this division, which include products other than pharmaceuticals and publications, declined 7.79% during 2006’s fourth quarter.

The reduction in health and beauty products sales stems mainly from the decision made by some of our clients not to buy these type of products from GCS.

Conversely, food products sales had a good performance, increasing 8.33% with respect to 4Q05.

As a percentage to total sales, the sales reduction in this division affected its contribution to total sales, declining from 8.92% in 4Q05 to 8.28% in 4Q06.

PUBLICATIONS

Citem’s which is GCS’ subsidiary that distributes publications nation wide (mainly magazines), increased sales by 12.48% from 4Q05. The increase stems from a better distribution of products by type of client in the different niches where it operates, along with a greater acceptance and demand for year-end editions.

As a result, the division’s percentage to total sales grew from 2.73% in 4Q05 to 3.10% in 4Q06.

                                              Division                      % of Sales
                                          Private Pharma                        85.19%
                                      Government Pharma                     3.43%
                             Health, Beauty, Consumer Goods,
                              General Merchandise and Other             8.28%
                                           Publications                            3.10%

                                             TOTAL                                100.00%

GROSS INCOME

Grupo Casa Saba’s gross income during the fourth quarter of 2006 decreased 3.97% from the same 2005 period. Lower sales and greater discounts offered contributed to this decrease. The increase in discounts stems from the strong competition that prevails in all channels of the private pharmaceutical market.

OPERATING EXPENSES

The operating expenses of the Group as a percentage to total sales decreased by 87 b.p. to 5.43%. Operating expenses performance during the fourth quarter of 2006 was influenced by storage and route efficiency programs, as well as by corporate and administrative expense savings schemes. Total operating expenses for the Group declined 14.46% from 4Q05, or $60.59 million.

OPERATING INCOME

Given that the reduction in expenses was proportionately above the lower gross income, GCS’s operating income increased 8.18% from 4Q05. As a percentage of total sales, operating income of the Group represented 5.45% in 4Q05 and closed at 5.94% in 4Q06.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Depreciation and amortization in 4Q06 decreased 56.79% from 4Q05, as the Group’s computer equipment stopped depreciating a few months ago and a goodwill registered in the fourth quarter of 2005 was not registered in 4Q06.

Operating income plus depreciation and amortization in 4Q06 increased 0.35% from the same previous quarter, amounting to $413.12 million.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in 4Q06 totaled $616.38 million pesos, representing a 17.09% decreased from 4Q05. The decline in the cash position owes to higher investment in working capital of the Group.

COMPREHENSIVE COST OF FINANCING

The comprehensive cost of financing (CCF) in the fourth quarter generated an income of $6.45 million, 109.18% above the income in 4Q05. This growth mainly stems from a gain during the fourth quarter in our monetary and exchange rate positions, compared to a losses registered in 4Q05.

OTHER EXPENSES/INCOME

Other expenses/income in 4Q06 totaled $125.54 million, as a result of transportation equipment sales, third-party services and others.

TAX PROVISIONS

Tax provisions for 4Q06 increased 85.60% from 4Q05. The relationship between tax provisions and income before taxes represented 18.39% in 4Q05 and closed at 24.40% in 4Q06.

NET INCOME

GCS’ net income in 4Q06 increased 29.45%, or $89.93 million, to $395.34 million. Net income as a percentage of total sales increased from 4.59% in 4Q05 to 6.00% 4Q06.

WORKING CAPITAL

During the fourth quarter of 2006, account receivables measured in terms of days increased from 2005 by 0.3 days to 55.3 days. Inventory days also grew by 3.50 days to 60.8 days. Account payables, conversely, decreased by 0.90 days to 52.2 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                                             IR Communications:
Jorge Sánchez,                                                                      IR Jesús Martínez Rojas
+52 (55) 5284-6672                                                                +52 (55) 5644-1247
jsanchez@casasaba.com                                                       jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

Grupo Casa Saba S.A. De C.V. and Subsidiaries

CONSOLIDATED BALANCE SHEET
(In thousands of pesos of purchasing power as of December 2006)

Total Assets

Current Assets
Cash and Cash Equivalents
Accounts Receivable
Other Accounts Receivable
Inventories
Other Current Assets
Net Property, Plant and Equipment
Property
Machinery and Equipment
Other Equipment
Accumulated Depreciation
Deferred Assets
Other Assets

Total Liabilities

Current Liabilities
Accounts Payable
Bank Debt
Accrued Taxes
Other Current Liabilities
Long-Term Liabilities
Bank Debt
Deferred Liabilities
Other Liabilities

Shareholder's Equity

Majority Stockholder's Equity
Paid-in Capital
Capital Stock
Restatement in Capital Stock
Premium on Stock Sold
Capital Increase (Decrease)
Cummulative Results and Equity Reserve
Reserve for Shares Repurchase
Overage (deficit) on Restatement on Stockholder's Equity
Net Income

Dec-06

10,331,793

8,941,879
616,383
4,052,455
223,631
3,947,709
101,701
1,120,311
1,248,816
393,148
480,310
1,001,963
151,710
117,893

5,033,696

4,207,317
3,975,457
16,387
8,224
207,249
0
0
826,379
0

5,298,097

5,298,097
1,921,416
167,903
915,149
838,364
3,376,681
3,867,607
1,023,719
-2,413,080
898,436

Dec-05

10,231,538

8,820,631
743,447
3,904,553
425,897
3,735,621
11,113
1,108,433
1,209,131
370,340
470,672
941,710
177,661
124,813

5,430,226

4,521,214
4,193,739
0
4,354
323,122
0
0
909,012
0

4,801,312

4,801,312
1,921,416
167,903
915,149
838,364
2,879,896
3,273,216
1,023,719
-2,174,780
757,742

%Chg
Dec 06 / Dec 05

100,255

121,248
-127,064
147,902
-202,266
212,088
90,588
11,878
39,685
22,808
9,638
60,253
-25,951
-6,920

-396,530

-313,897
-218,282
16,387
3,870
-115,873
0
0
-82,633
0

496,785

496,785
0
0
0
0
496,785
594,391
0
-238,300
140,694

GRUPO CASA SABA S.A DE C.V.
Figures expressed in thousands of pesos of purchasing power as of December 2006

	Jan-Dec		Jan-Dec		Variation		Oct-Dec		Oct-Dec		Variation
Income Statement NET SALES COST OF SALES GROSS PROFIT OPERATING EXPENSES	2005 22,760,359 20,411,708 2,348,651 1,417,125	% of sales 100.00% 89.68% 10.32% 6.23%	2006 23,601,651 21,259,043 2,342,608 1,338,887	% of sales 100.00% 90.07% 9.93% 5.67%	$ 841,292 847,335 -6,043 -78,238	% 3.70% 4.15% -0.26% -5.52%	2005 6,648,380 5,867,433 780,947 418,851	% of sales 100.00% 88.25% 11.75% 6.30%	2006 6,593,201 5,843,233 749,968 358,265	% of sales 100.00% 88.63% 11.37% 5.43%	$ -55,179 -24,200 -30,979 -60,586	% -0.83% -0.41% -3.97% -14.46%

OPERATING INCOME COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	931,526 13,557 -28,319 2,791 10,340 -1,631	4.09% 0.06% -0.12% 0.01% 0.05% -0.01%	1,003,721 10,185 -31,744 -1,811 9,240 -14,130	4.25% 0.04% -0.13% -0.01% 0.04% -0.06%	72,196 -3,372 -3,425 -4,602 -1,100 -12,499	7.75% -24.87% 12.09% n.c. -10.64% 766.34%	362,096 4,215 -10,135 917 1,919 -3,084	5.45% 0.06% -0.15% 0.01% 0.03% -0.05%	391,703 2,436 -5,445 -354 -3,088 -6,451	5.94% 0.04% -0.08% -0.01% -0.05% -0.10%	29,607 -1,779 4,690 -1,271 -5,007 -3,367	8.18% -42.21% -46.28% -138.60% n.c. 109.18%

OTHER EXPENSES (INCOME), net	-39,970	-0.18%	-157,890	-0.67%	-117,920	295.02%	-9,072	-0.14%	-125,539	-1.90%	-116,467	1283.81%

NET INCOME BEFORE TAXES	973,127	4.28%	1,175,741	4.98%	202,614	20.82%	374,252	5.63%	523,693	7.94%	149,441	39.93%

PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Profit sharing due (deferred)	124,164 0 92,022 4,432 -5,232	0.55% 0.00% 0.40% 0.02% -0.02%	336,636 0 -62,035 994 9	1.43% 0.00% -0.26% 0.00% 0.00%	212,472 0 -154,057 -3,438 5,241	171.12% n.c. n.c. -77.57% n.c.	-103,939 -3 176,792 1,224 -5,232	-1.56% 0.00% 2.66% 0.02% -0.08%	98,209 0 32,961 -3,410 9	1.49% 0.00% 0.50% -0.05% 0.00%	202,148 3 -143,831 -4,634 5,241	n.c. n.c. -81.36% -378.59% n.c.
Total taxes	215,386	0.95%	275,604	1.17%	60,218	27.96%	68,842	1.04%	127,769	1.94%	58,927	85.60%

Net Income Before Extraordinary Items	757,741	3.33%	900,137	3.81%	142,396	18.79%	305,410	4.59%	395,924	6.01%	90,514	29.64%
Extraordinary Items (Income)	0	0.00%	1,702	0.01%	1,702	n.c.	0	0.00%	585	0.01%	585	N.A.
NET INCOME Depreciation and Amortization Operating income plus Depreciation and Amortization	757,741 135,282 1,066,808	3.33% 0.59% 4.69%	898,435 96,473 1,100,194	3.81% 0.41% 4.66%	140,694 -38,809 33,387	18.57% -28.69% 3.13%	305,410 49,562 411,658	4.59% 0.75% 6.19%	395,339 21,416 413,119	6.00% 0.32% 6.27%	89,929 -28,146 1,461	29.45% -56.79% 0.35%